SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

FY20 and 4Q20 Results

February 25, 2021

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter of 2020 (4Q20). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2019 (4Q19). Values in this presentation may not add up due to rounding.

2020 was unforgettable…

We made a **positive impact in society**

We launched **meaningful innovations**

Our technology platforms were **adopted exponentially**

SUSTAINABLE DEVELOPMENT GOALS ACTION AWARDS


m'boi mirim
HOSPITAL MUNICIPAL
ambev


10 TONELADAS
DE GOMA DE TAPIOCA
DOADAS AO TODO.




HOY LLEVAMOS
MÁS QUE BEBIDAS,
LLEVAMOS
ESPERANZA


ESTAMOS HACIENDO PAN
DE CEBADA CERVECERA.
VALOR


PÃO INTEGRAL
DUPLO
MALTE
ambev


BRAHMA
DUPLO
MALTE
CHICHA

BEES

Zé


NÓS
Juntos pelo pequeno
varejo no Brasil.

We continue to build momentum...

We **built on the commercial momentum from Q3 to deliver a good finish to the year**. More importantly, the success of our commercial strategy in the quarter also **positioned us well for 2021.**



3.4%
-5.6%
-9.4%
12.0%
7.6%
4Q19
1Q20
2Q20
3Q20
4Q20



Beer volume performance
4Q20
YTD20
CHL
BRA
PAR
GUA
ARG
DOM
BOL
CAN
PAN
URU
10%
0%
CHL
PAR
ARG
GUA
BRA
CAN
DOM
URU
BOL
PAN
10%
0%

... and to transform our business...

Zé

DELIVERY
DE BEBIDAS


PARCEIRO
BEES

Direct to consumer – Zé Delivery

- ✓ Convenient
- ✓ Reliable
- ✓ Best service available
- ✓ Cool, relatable brand





Reasonable prices
Delivered cold
Les than 35 minutes

Number of orders (million)



27.3m
5.5m
1.5m
FY19
1Q20
2Q20
3Q20
4Q20
FY20

Key statistics

- **+200** cities
- All **27 Estates** in Brazil
- Reaching **~50% population**
- **+2k retail partners**



Performance metrics

NPS

+80

Consumer & Customer NPS



Top Charts

Business to business – BEES Super App

SERVICE LEVEL

PORTFOLIO DEVELOPMENT

- Order Taking 24/7
- Requests & Tracking
- Financial Service
- Marketplace



PARCEIRO
BEES

- Digital Communication
- Innovation Portfolio
- Digital Trade
- Logistics Service

2021 outlook – Brazil Beer

We expect another **challenging year**. COVID is still very real, and we will face **larger cost pressure**, but **we are off to a good start in terms of topline momentum**

Cost pressures	Strong topline momentum

Cash COGS/hl to increase low-twenties:
• FX depreciation
• Commodity prices
	• **We are off to a good start in topline:**
	  • Volumes +10% year to date
	• **NR/hl performance**
	  • Price increase
	  • Better mix playing in our favor
	  • Smarter promotional activity

Tax Credits

"Our Q4 results were positively impacted by R$4.3 billion tax credits related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the taxable basis of the PIS and the COFINS federal taxes.

As disclosed in our notes to the financial statements in December 2020, with the support of counsel and external advisors, we concluded the estimation with sufficient reliability of the amounts to which we are entitled. Regarding the amount of R$4.3 billion mentioned above, the company recorded in 2020 a tax credit (before tax effects), of which R$ 2.5 billion in Other Operating Income, as described in our Consolidated Financial Statements Note 7 - Other Operating Income (Expenses), and R$1.8 billion in Financial Income, as described in Note 11 - Financial Expenses and Income.

Given the nature of the dispute, these tax credits are technically part of our normalized results from an accounting standpoint. However, given their materiality, and to ensure greater transparency of the underlying performance of our business, we: (i) updated the accounting policy to record extemporaneous tax credits and debits under Other operating income/(expenses), no longer following the original P&L lines that were originally impacted; and (ii) removed credits or debits of this nature from the calculation of our organic performance of Normalized EBITDA.

It is important to note that such adjustments do not change Ambev's consolidated results for the year."

Financial Highlights Ambev 4Q20 (organic)

+7.6%	Volume
+13.4%	Net Revenue
+5.3%	Net Revenue per hL
+13.8%	Cash COGS per hL
-0.1%	EBITDA
36.7%	EBITDA Margin[1]

Financial Highlights Ambev FY20 (organic)

+1.4%	Volume
+4.7%	Net Revenue
+3.2%	Net Revenue per hL
+16.5%	Cash COGS per hL
-11.1%	EBITDA
33.4%	EBITDA Margin[1]
+2.6%	Operating Cash Flow
7.7 bn	Total payout

Note: (1) Adjusted for tax credits

Financial performance priorities

It is difficult to predict exactly how much of the margin pressure we will be able to offset, but **we are fully committed to continuously and consistently improve our results during the course of the year without losing sight of the longer term**

Margins Pressured	What we must do right

Cash COGS/hl to increase low-twenties:
• FX depreciation
  • **Avg. BRL/USD 2021: 5.29 (+31.9%)**
• Commodity prices
  • **Barley and corn**
	• **Deliver solid topline performance**
	• **Implement productivity initiatives**
	• **Keep our financial discipline on costs and expenses management**

2025 Sustainability Goals

In 2020, we have already…

- **33.3% plastic pollution** of our packaging **neutralized** in Brazil
- **30% less carbon emissions** by our **breweries** since 2017 in Brazil
- In Chile and Argentina, **100% of breweries with renewable energy**
- **100% of distribution centers** operating with **solar energy** in Brazil

And we are working so that by 2023…

- **+90% breweries** in Brazil supplied by **renewable energy**
- **Packaging** materials with **majority of recycled content**
- **+50% of our dedicated fleet in Brazil** composed by **electric vehicles**

SMART AGRICULTURE | WATER STEWARDSHIP | CIRCULAR PACKAGING | CLIMATE ACTION


ambev
Q&
A

OOO ZÉÉ DELIVERY CHEGOOUU!

“Everyone deserves a beverage, where, how and when they want”



Coupon[1]:

AMBEVHH

[1]Limited to 600 orders
Valid only for cities covered by Zé Delivery in Brazil